Exhibit 4.2

STRICTLY PRIVATE & CONFIDENTIAL

TO BE OPENED BY ADDRESSEE ONLY

Mr T Thiam

83 Elizabeth Street

London

SW1W 9PG

23 March 2009

Dear Tidjane

Following our recent discussions, I am delighted to offer you the position of Chief Executive Officer of Prudential plc.  The information in this letter is based on our recent discussions and outlines your new remuneration arrangements from 1 October 2009 onwards.

Fixed remuneration elements

The fixed elements of your new remuneration arrangements are as follows:

I.     Base salary

Your base salary will be £875,000 per annum.  This will be payable monthly in arrears, by the last working day of each month.  Your salary will be reviewed on 1 January each year at the discretion of the Remuneration Committee.

II.             Pension allowance

You will receive a pension allowance of 25% of your base salary per annum. This will continue to be paid in full on a monthly basis into the Defined Contribution section of the Prudential Staff Pension Plan unless you decide to change your level of contributions.

III.         Death in service

You will receive a death in service benefit equal to 4 times your new base salary.

IV.         Private medical insurance

You and your family will be eligible to participate in the Prudential Group Medical Insurance Scheme currently provided with PruHealth.

V.             Holiday

Subject to the time required for the proper performance of your duties, your holiday will not exceed six weeks each year.

Variable remuneration elements

You will be entitled to participate in Prudential’s discretionary Annual Incentive Plan (“AIP”) and discretionary Group Performance Share Plan (“GPSP).

I.     Annual bonus with deferral

Your maximum potential annual incentive award under the Prudential AIP will be 180% of your base salary.  The expected award for the delivery of business plan will be between 50% and 67% of the maximum bonus opportunity.  This calibration will be dependant on the degree of difficulty of the business plan in any given year.

There will be a compulsory deferral into Prudential shares of 50% of any bonus awarded in any year. These shares will vest after three years. No performance conditions will be applied to the deferred shares.  You will receive the benefit of the dividends which are paid during the three year deferral period.  A plan guide is being prepared which will provide further details about how the deferral plan will operate.  This will be sent to you shortly.

Any bonus awarded in March 2010 will be prorated based on your time as CFO (9/12ths) and your time as Group Chief Executive (3/12ths), taking into account your remuneration arrangements in both roles.  Tidjane this assumes that you start in your new role on 1 October.  However, we have yet to finalise the handover arrangements between you and Mark.  Should it transpire that you take on more of the CEO role prior to this official start date we may reconsider this pro-rating.

Any bonus paid under the AIP will be non-pensionable.

II.             Long-term incentive plan (LTIP)

Your maximum potential GPSP award in any year will be 300% of your base salary. The maximum number of shares in any award is currently calculated by reference to the average value of Prudential’s shares 30 days following the announcement of Prudential’s financial results in the given year.

Contract

I have not included a new contract for your signature as your current contract which was signed on your appointment  to the CFO role remains relevant.

Conclusion

I very much hope you will accept the remuneration arrangements set out in this letter.  If you are happy with the arrangements I should be grateful if you would sign both copies of this letter and return one copy to me.  The other copy is for your records.  If you have any queries please do contact me at any point.

Tidjane, I look forward to working with you in your new role.

Yours sincerely,

/s/ Harvey

Harvey McGrath

I confirm my agreement to the remuneration terms as detailed in this letter.

Signed	/s/ T. Thiam
Tidjane Thiam
Dated	March 25, 2009